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                                                                EXHIBIT 99.5


                          UNITED STATES DISTRICT COURT

                          NORTHERN DISTRICT OF GEORGIA

                                ATLANTA DIVISION

------------------------------------------
                                          )
THOMAS W. BROWN, ADMINISTRATOR,           )        NO. 1 96-CV 2904
THOMAS W. BROWN PROFIT SHARING            )
PLAN, Derivatively on Behalf of           )        FIRST AMENDED VERIFIED
MEDAPHIS CORPORATION,                     )        DERIVATIVE COMPLAINT
                                          )
                           Plaintiff,     )        PLAINTIFF DEMANDS A
vs.                                       )
RANDOLPH G. BROWN, ROBERT C. BELLAS,      )        TRIAL BY JURY
JR., DAVID R. HOLBROOKE, RICHARD H.       )
STOWE, JOHN A. DOWNER, DAVID E.           )
McDOWELL, DENNIS A. PRYOR, STEVEN G.      )
PAPERMASTER, MICHAEL L. DOUGLAS,          )
MICHAEL R. COTE and JAMES S.              )
DOUGLASS,                                 )
                                          )
            Defendants,                   )
and                                       )
                                          )
MEDAPHIS CORPORATION,                     )
                                          )
            Nominal Defendant.            )
------------------------------------------)

         Plaintiff, through his attorneys, for his First Amended Derivative Complaint ("Complaint") alleges, as of November 1, 1996, the date of the original filing of Plaintiff's derivative complaint, upon information and belief, except as to the allegations contained in paragraph 2, which are alleged upon personal knowledge, as follows:

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                                  INTRODUCTION

         1. This is a shareholders' derivative action brought on behalf of Medaphis Corporation (hereinafter "Medaphis" or "the Company"), a Delaware corporation whose headquarters and principal place of business are in Atlanta, Georgia. Medaphis' shares are publicly traded on the NASDAQ market, with at least hundreds of record shareholders and many thousands of beneficial shareholders. In this action, plaintiff, on behalf of Medaphis, alleges that defendants have damaged Medaphis by deliberately, in bad faith or recklessly (I) engaging in violations of federal securities laws, (ii) implementing a sham system of internal controls completely inadequate to ensure timely and proper accounting and reserves to account for receivables, (iii) engaging in fraud and securities fraud, and (iv) by damaging the Company's reputation. As alleged herein, defendants' actions and omissions were deliberate, undertaken in bad faith, fraudulent, and constituted breaches of their fiduciary duties of loyalty and due care. The acts and omissions alleged herein occurred during the period from February 29, 1996 through October 22, 1996 (the "Relevant Period"). Defendants were motivated by the desire to wrongfully obtain the resources Medaphis needed to succeed in its existing commitments, which it could not meet, at a nominal cost, and thereby secure their continued lucrative employments as officers and directors of Medaphis and its subsidiaries. Defendants knew that if Medaphis' true financial and operational condition became known, Medaphis would be unable to continue to grow using its stock as currency for acquisitions, to gain expertise and manpower to perform under existing Medaphis contracts which Medaphis lacked the resources to perform, as set forth below. Defendants knew that if the truth about Medaphis became public, Medaphis would be forced to restructure and eliminate or divest itself of subsidiaries of which certain defendants are


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officers and founders, and otherwise renegotiate the Company's major contracts and credit resources, to the personal detriment of defendants.

                                   THE PARTIES

         2. Plaintiff Thomas W. Brown, Administrator, Thomas W. Brown Profit Sharing Plan, resides in Carnegie, Pennsylvania. Plaintiff purchased 1,260 shares of Medaphis common stock on June 21, 1995 and has been a shareholder of the Company continuously since that date.

         3. Nominal Defendant Medaphis is a provider of outsourced billing, accounts receivable and business management systems and services to the health care industry. As of August 12, 1996, there were more than 71 million shares of Medaphis common stock outstanding. During the Relevant Period, the Company's common stock was actively traded on the NASDAQ National Market System.

         4. Defendant Randolph G. Brown ("Brown") was at all times relevant the President, Chief Executive Officer and a Director of Medaphis. He joined the Company in July 1987 as Executive Vice President and Chief Financial Officer and was named President, Chief Executive Officer and Director in April 1988, and Chairman in January 1991. Defendant Brown received $1,508,396 in total cash compensation in 1995, which included a $1 million signing bonus received as part of a five-year employment agreement he entered into in March 1995. Also in 1995, defendant Brown received options to purchase 200,000 shares of Medaphis common stock at an exercise price of $22.8150 per share. As of March 12, 1996, defendant Brown beneficially owned a total of 500,750 shares of the Company's common stock. Brown executed the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission


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("SEC") on April 1, 1996. Brown was still a director of the Company on November
1, 1996, when this derivative action was first filed.

         5. Defendant Robert C. Bellas, Jr. ("Bellas") has been a director of Medaphis since 1987, and is a member of the Audit and Compensation Committees of the Board of Directors. Bellas serves as Chairman of the Compensation Committee. Bellas signed the Company's Annual Report on Form 10-K filed with the SEC on April 1, 1996. As of April 3, 1996, Bellas beneficially owned 8,115 shares of the Company's common stock, including shares issuable upon the exercise of stock options. Bellas signed Medaphis' registration statement on Form S-3 filed with the SEC on July 12, 1996.

         6. Defendant David R. Holbrooke ("Holbrooke") has been a director of Medaphis since 1994, and is a member of the Audit Committee of the Board of Directors. Holbrooke signed the Company' s Annual Report on Form 10-K filed with the SEC on April 1, 1996. As of April 3, 1996, Holbrooke beneficially owned 33,900 shares of the Company's common stock, including shares issuable upon the exercise of stock options. Holbrooke signed Medaphis' registration statement on Form S-3 filed with the SEC on July 12, 1996.

         7. Defendant Richard H. Stowe ("Stowe") was a director of Medaphis from 1988 until approximately May 16, 1996, and was a member of the Audit and Compensation Committees of the Board of Directors. Stowe chaired the Company's Audit Committee. Stowe signed the Company's Annual Report on Form 10-K filed with the SEC on April 1, 1996. As of April 3, 1996, Stowe beneficially owned 13,762 shares of the Company's common stock, including shares issuable upon the exercise of stock options.


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         8.       Defendant John A. Downer ("Downer") was a director of Medaphis from 1989 until approximately May 16, 1996. Downer signed the Company's Annual Report on Form 10-K filed with the SEC on April 1, 1996.

         9. Defendant David E. McDowell ("McDowell") has since approximately May 16, 1996, served as a director of Medaphis. Since approximately October 31, 1996, McDowell has served as Chairman and Chief Executive Officer of Medaphis, assuming these positions following Brown's resignation of these positions. McDowell signed Medaphis' registration statement on Form S-3 filed with the SEC on July 12, 1996.

         10. Defendant Dennis A. Pryor ("Pryor") has since 1992 served as a director of Medaphis. Pryor served as Chairman of Medaphis subsidiary CompMed, acquired by merger in 1992. Pryor signed Medaphis' registration statement on Form S-3 filed with the SEC on July 12, 1996.

         11. Defendant Steven G. Papermaster ("Papermaster") has, since approximately May 16, 1996, served as a director of Medaphis. Papermaster is Chairman and CEO of Medaphis subsidiary BSG Corp., acquired by merger on May 6, 1996. Papermaster signed Medaphis' registration statement on Form S-3 filed with the SEC on July 12, 1996.

         12. Defendant Michael L. Douglas ("Douglas") from approximately June 26, 1996 to approximately February 5, 1997, served as a director, Vice Chairman and Chief Operating Officer of Medaphis. Although represented by Medaphis to be a director at the time, Douglas did not sign the registration statement on Form S-3 filed with the SEC on July 12, 1996.

         13. Defendant Michael R. Cote ("Cote") is and was, at all relevant times, Senior Vice President-Finance and Chief Financial Officer of the Company. Press releases issued by


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defendants during the Relevant Period consistently identified Cote as the contact person at the Company for purposes of communications with the investment community. Cote signed all periodic reports and registration statements filed with the SEC during the Relevant Period.

         14. Defendant James S. Douglass ("Douglass") is and was, at all relevant times, Vice President, Corporate Controller, and Chief Accounting Officer of the Company.

         15. Brown, Bellas, Holbrooke, Stowe, Downer, McDowell, Pryor, Papermaster and Douglas, are collectively hereinafter sometimes referred to as the "Director Defendants".

         16. Brown, Bellas, Holbrooke, Stowe, Downer, McDowell, Pryor, Papermaster, Douglas, Cote and Douglass are collectively hereinafter sometimes referred to as the "Individual Defendants".

                             JURISDICTION AND VENUE

         17. This court has subject matter jurisdiction over this action pursuant to 28 U.S.C. ss.ss. 1332(a) (1) and 1367(a). Venue is proper pursuant to 28 U.S.C. ss. 1391(a)(2) because a substantial part of the events or omissions giving rise to the claims set forth herein occurred in this judicial district.

                             SUBSTANTIVE ALLEGATIONS

                  MEDAPHIS' BUSINESS OPERATIONS AND METEORIC
                  GROWTH THROUGH ACQUISITIONS

         18. Medaphis has consistently described itself as a leading provider of business management systems and services to the healthcare industry. The Company's original and core business consists of billing, collection, and other outsourced financial services designed to assist its physician clients with the business management functions associated with providing medical


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services. Medaphis also provides subrogation and related recovery services primarily to healthcare payers, scheduling and information management systems to hospitals and emerging integrated healthcare delivery systems, and systems integration and work flow engineering systems and services.

         19. Medaphis reportedly provides business management systems and services to over 19,000 physicians and over 2,000 hospitals across the United States, subrogation and services to healthcare plans covering in excess of 23 million people nationwide, and systems integration and work flow engineering systems and services in the United States and abroad. The Company's operations are organized into two principal operating units: Medaphis Services Corporation, which includes all doctor and hospital transaction processing companies, including MPSC; and Medaphis Systems Corporation, which includes all of Medaphis' technology companies, including its systems integration businesses (such as Imonics) and its healthcare information businesses (such as Atwork) .

         20. Over the past several years, a key component of Medaphis' stated business strategy involved growth through acquisitions of other businesses, using its stock as currency. Indeed, Medaphis built its reputation in the investment community by representing itself as a fast-growing company with an aggressive acquisition program and a successful history of integrating those acquisitions smoothly into its overall business operations. Such representations - which, as will be shown herein, were demonstrably false and misleading - convinced the investment community that the Company's strategy was successful and poised Medaphis for future earnings growth. For example:


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         Analysts liked the flawless way Medaphis assimilated these firms [it acquired], which formed the core of the company's 40-plus acquisitions over eight years. As revenue grew fivefold, Medaphis gained Wall Street stardom. The Atlanta Journal and Constitution, September 8, 1996.

         21. The Company's rising stock price financed Medaphis' growth strategy. Because Medaphis paid for most of its acquisitions with stock, the higher the price of the stock, the fewer shares the Company had to issue to acquire target businesses.

         22. Prior to and during the Relevant Period, defendants left no doubt that Imonics -- a company acquired by Medaphis in late 1994 -- was one of the keys to the Company's success, and enabled the Company to continue its strategy of growth through acquisitions. Medaphis consistently represented that the Imonics acquisition allowed it to diversify its operations from primarily billing and accounts receivable management and enabled the Company to offer integration services to various health care providers and other businesses. Imonics was also put in charge of re-engineering the physician billing business of Medaphis, which falls under MPSC, the Company's largest operating unit, which reportedly accounts for approximately 60% of the Company's total services revenues.

         23. With the acquisition of Imonics, Medaphis began a much-publicized project to re- engineer the paper and labor intensive business of MPSC in order to significantly reduce personnel-related costs, upgrade the Company's systems to the level of other service industries, and provide for economies of scale. Defendants have referred to this project as the "Re-Engineering Project".

         24. The Re-Engineering Project was designed to allow for the consolidation of the processing operations of MPSC that had previously been conducted in over 300 local physician


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backoffice operations into fewer than 10 large regional data processing centers.
The Re-Engineering Project involved designing and installing software through Imonics to automate the Company's billing process and reduce the quantity of paper processed.

                   FALSE AND MISLEADING STATEMENTS DURING THE

                                 RELEVANT PERIOD

         1.       DEFENDANTS' MOTIVATION AND METHODOLOGIES

         25. The defendants were aware that in order for Medaphis to preserve its status as a Wall Street "star," it would have to continue aggressively acquiring high-profit technology companies to generate revenues sufficient to maintain its growth and cover the high costs of its Re-Engineering Project. Moreover, to continue its acquisition strategy, Medaphis would have to use it stock as currency. To this end, beginning at the end of 1995, defendants set out to increase the price of Medaphis stock and thereby ensure that the Company's acquisition pipeline remained robust by issuing a series of materially false and misleading public statements. Specifically, defendants knew that, but for Medaphis continuing its acquisition strategy, Medaphis would be unable to meet its obligations under existing contracts, and would be forced to eliminate, divest or otherwise restructure its operations to the detriment of defendants' positions with Medaphis and the Medaphis subsidiaries of which defendants were founders and employees.

         26. The materially false and misleading public statements issued by defendants related in large part to reported financial results and financial statements that did not comply with Generally Accepted Accounting Principles ("GAAP"). GAAP encompasses the rules, conventions and practices recognized and employed by the accounting profession for the preparation financial statements. Statements of Financial Accounting Standards are promulgated by the profession's


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Financial Accounting Standards Board, and are considered the highest authority of GAAP. SEC Regulation S-X (17 C.F.R. ss.210.4-01(a)(1)) provides that financial statements filed with the SEC which are not prepared in compliance with GAAP are presumed to be misleading and inaccurate.

         27. Defendants' false and misleading statements also related to narrative misrepresentations concerning: Medaphis' business operations and the Re-Engineering Project; Medaphis' earnings growth; the operating performance, condition and prospects of Imonics; and Medaphis' acquisition and integration of several companies into the operations of Imonics.

         28. Defendants issued these statements directly, through press releases, SEC filings, and annual and quarterly reports to shareholders. Defendants also provided guidance to securities analysts and used them as conduits to provide false and misleading information to the investment community.

         29. In writing their reports, several of which are referred to herein at paragraphs 32, 33, 34, 63, 67, and 86-88 securities analysts relied in substantial part upon information provided to them privately by the Company. Indeed, it was the Company' s practice to have key members of its management team, including defendants Brown and Cote, communicate with securities analysts on a regular basis to discuss the Company's business, operations, performance and prospects. Defendants knew that by disseminating information to the investment community, investors would rely and act upon such information and that such information would have in effect on the market price of the Company's Stock.


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         2.       FEBRUARY 6, 1996 PRESS RELEASE ANNOUNCING FOURTH QUARTER
                  AND YEAR-END 1995 RESULTS AND RELATED ANALYSTS REPORTS

         30. On February 6, 1996, defendants issued a press release announcing the Company's results for the fourth quarter and year ended December 31, 1995. The Company reported fourth quarter earnings of $11.4 million or $0.22 per share before one-time merger and other charges. These results, which were in line with analysts' estimates, represented a more than 50% increase over reported earnings of $0.14 per share in the fourth quarter of 1994. For the full year of 1995, Medaphis reported operating earnings of $41.9 million or $0.82 per share before charges, representing an increase of approximately 80% over reported operating earnings for the full year of 1994. The Company also reported in the February 6, 1996 release that operating revenues grew 29% in the fourth quarter, to $122.5 million, also in line with analysts' projections. Revenue for the year ended December 31, 1995 was reportedly $467.8 million, up 47% from $319.1 million in the same period in 1994.

         31. In this press release, defendant Brown noted that the Re-Engineering Project was progressing well and had achieved "significant milestones", and that the Company's technology division (which includes Imonics and Atwork) "continued to grow rapidly and show positive operating results outperforming our expectations in the second half of 1995" and was "effectively offsetting the margin pressure and results" being experienced by MPSC.

         32. Securities analysts following Medaphis, while taking note of the margin pressures at MPSC, recommended the purchase of Medaphis stock based on defendants' representations and other information provided by the Company. For example, on February 7, 1996, one day


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after the quarterly and annual operating results were issued, Donaldson, Lufkin
& Jenrette issued a research report which stated:

         Medaphis reported Q4 and year end 1995 results from continuing operations of $0.22 and $0.82, respectively.... Based on the results...
         it is becoming clear that the higher-growth technology businesses (such as Imonics, Atwork and Consort) are more than offsetting the margin pressures at MPSC. As MEDA essentially hit our EPS projections, we remain comfortable with our $1.07 EPS estimate for this year and a range of $1.40 - 1.50 for 1997.

         33. In a similar vein, a research report issued by Hambrecht & Quist on February 7, 1996, again prepared on the basis of information provided by the Company and/or its senior management stated:

         Management indicates that, in addition to the technology units, several of the recent acquisitions are experiencing growth that is well-above the corporate average. Overall, the company 's internal growth has largely been moderated by a lack of growth in the MPSC unit. Looking forward, this unit should see better growth as the re-engineering effort winds down. MPSC's growth, when combined with the other units, should accelerate Medaphis' internal growth rate.... The company continues to progress on the re-engineering front.... To reiterate, while Medaphis' re-engineering is modestly depressing margins in the near-term, we believe the long term efficiencies gained will more than offset any pricing pressure in the core billing and receivables market and fuel significant EBITDA margin expansion in 1997.

         34. Likewise, a report issued by the firm of Morgan Stanley on February 6, 1996, on the basis of information provided by the Company and/or its senior management, stated in relevant part:

         MEDA's overall fundamentals continue to be buoyed by its strong technology divisions. We estimate that the companies Atwork, Imonics, and recently acquired Consort divisions will be the driving force to margins. We estimate that these divisions are on the order of 1-2 times more profitable than MEDA's core A/R, billing business. As evidence of MEDA's conviction here, it has significantly added to staff at the Imonics subsidiary, increasing headcount from 80 to 300 in 1995.


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The February 6, 1996 press release announcing operating results for the fourth quarter and full year, 1995, and the information provided by defendants to the market through the analysts' reports referred to in paragraphs 30-34 were materially false and misleading in at least the following respects:

                  (a) The financial results incorporated and discussed therein were false and had been achieved only through the use of improper accounting practices in violation of GAAP. As was ultimately disclosed at the close of the Relevant Period, the operating results reported for this period were improperly and materially overstated by at least $5 million as a result of the reporting of revenues and profits under software license agreements entered into by Imonics, which is permissible under GAAP only where customers are unconditionally obligated to perform under the agreements. In fact, unknown to the general public, in order to create the illusion that more customers had signed such license agreements than was actually the case, the Company had aggressively enlisted one or more major customers but then provided them with secret side letters, enabling the customer(s) to avoid paying all of the fees payable under the agreements. This was improper under GAAP, in the following respects:

         Accounting Research Bulletin ("ARB") 43, Chapter 1, Section A: Profit is deemed to be realized when a sale in the ordinary course of business is effected, unless the circumstances are such that the collection of the sale price is not reasonably assured. (Emphasis added.)

         Financial Accounting Standards Board ("FASB") Statement of Concepts ("CON"), paragraph 83 (a): Revenues and gains are generally not recognized until realized or realizable. Revenues and gains are realized when products (goods or services), merchandise, or other assets are exchanged for cash or claims to cash. Revenues and gains are realizable when related assets received or held are readily convertible to known amounts of cash or claims to cash. (Emphasis added).


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         FASB Statement of Standards No. 5, paragraph 27: Contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization.

         FASB Statement of Standards No. 48 ("FAS48"), paragraph 6: If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met: (1) The seller's price to the buyer is substantially fixed or determinable at the date of sale; (2) The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product; (3) The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product; (4) The buyer acquiring the product for resale has economic substance apart from that provided by the seller; (5) The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and the amount of future returns can be reasonably estimated.

Where resolution of a significant contingency is part of a license agreement, then "a sale in the ordinary course of business" has not been "effected." (ARB
43). Additionally, if the contingency is not resolved, then "related assets received or held are [not] readily convertible to known amounts of cash or claims to cash." (FASB CON 5). Further, if the non-satisfaction of the contingency results in the "return" of the product or the absence of any obligation of the buyer to pay for the license fee, then the buyer is not "obligated to pay the seller" and revenue may not permissibly be recognized under the license agreement. (FAS48). As detailed in paragraphs 107- 108, the falsification of reported revenue in the fourth quarter of 1995 ultimately required the Company, at the end of the Relevant Period, to restate the results to reduce reported net income by $5.1 million, resulting in a net loss of $1.1 million rather than the previously reported net income of $4 million for the quarter, and a net loss of $8.5 million for 1995, over double the previously reported net loss of $3.4 million for the year.

                  (b) In addition, the representations that the technology division (consisting primarily of Imonics and Atwork) was "effectively offsetting" the margin pressures and results at


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MPSC were materially false and misleading when made in that the technology division was not able to offset revenue, growth and margin pressures affecting MPSC because: (i) Imonics was experiencing severe operational problems including, among other things, excessive staffing, inadequate cost controls, and poor operating performance so severe that they negated Imonics' ability to perform as represented; and (ii) Atwork's sales pipeline had been in decline since September of 1995 and there were significant operating flaws, or "bugs," in certain of the Atwork division's software products introduced at year end 1995.

         3.       PUBLIC STATEMENTS RELATING TO THE RAPID SYSTEMS AND
                  BSG MERGERS

         35. Having disseminated its materially false and misleading press release of February 6, 1996, which included false financial results showing increasing net income rather than true losses the Company was actually suffering, Medaphis implemented its scheme to use its stock (the price of which was artificially inflated as a result of defendants' misstatements) as currency for additional acquisitions.

         36. Thus, on February 29, 1996, defendants caused Medaphis to file with the SEC a Form S-4 Registration Statement (the "February 1996 Registration Statement"), which was signed by defendants Brown, Bellas, Holbrooke, Pryor, Stowe, Downer, Cote and Douglass. Defendants filed the February, 1996 Registration Statement in order to issue 2 million shares of Medaphis common stock which the Company reported "may be offered by Medaphis from time to time in connection with acquisitions of other businesses or properties."

         37. On March 13, 1996, the defendants issued a press release announcing that Medaphis had signed a definitive agreement to acquire all of the outstanding capital stock of


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Rapid Systems Solutions, Inc. ("Rapid Systems") (a closely-held, Columbia,
Maryland based computer systems integration company) in exchange for 1,135,000 shares of Medaphis common stock, worth approximately $43 million (the "Rapid Systems Merger"). Defendant Brown stated that Rapid Systems was acquired specifically because it complemented "the work Imonics is doing on the Medaphis re-engineering project."

         38. Two days later, on March 15, 1996, defendants issued a press release announcing yet another acquisition, this time reporting that Medaphis had executed a definitive agreement to acquire all of the outstanding capital stock of BSG Corporation ("BSG") for approximately $350 million in stock, including 7.5 million shares of Medaphis common stock, and assumption by Medaphis of BSG stock options and stock rights representing an additional 2.66 million shares of Medaphis common stock (the "BSG Merger"). This transaction represented the largest acquisition yet for Medaphis. According to the March 15 announcement, the Company's "existing systems integration and information technology (IT) services companies - including Imonics Corporation and Rapid Systems Solutions, Inc. - will come under the BSG umbrella, thereby creating the industry's largest IT services company focused purely on client/server technology and applications.

         39. Significantly, defendant Brown, in emphasizing the importance of the BSG Merger, assured investors that BSG had the necessary infrastructure to manage successfully the integration of both Imonics and Rapid Systems to create successfully the largest client/server technology services company in the country:

         The merger with BSG is a major milestone in increasing our technology capabilities. Working with Imonics and Rapid Systems Solutions, BSG will lead our systems


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         integration efforts and we believe will accelerate transformation of the way transaction processing in performed in the healthcare industry.

         We are excited about our newly acquired capabilities in client/server consulting and systems integration. Imonics and Rapid Systems Solutions combined with BSG have created, we believe, the largest pure client/server technology services company in the country. (Emphasis added.)

         40. A March 18, 1996 Wall Street Journal article reported in connection with the planned BSG Merger that:

         [t]he company said it decided to make a bigger push into systems integration following the successful 1994 acquisition of Imonics, which has seen its profit double since the purchase and its employees increase, according to Michael Cote, Medaphis' chief financial officer.

         41. As a result of the foregoing positive announcements, on March 20, 1996, Medaphis shares hit a 52-week high of $53.25, a 40% increase over the stock's March 12, 1996 close of $37.50.

         42. The statements concerning the synergies and efficiencies of the Rapid Systems and BSG Mergers, and the Company's integration of the operations of Rapid Systems and BSG into its overall business identified in paragraphs 36-40 above were materially false and misleading. Among other reasons, because of the severe operational problems at Imonics summarized at paragraphs 34(b) and 47 hereof, there was no reasonable basis for the representations concerning the synergies offered by the merger of Imonics and Rapid Systems with BSG's operations. Defendant Cote's representations concerning the supposed profitability of Imonics were false and misleading for the same reason, as well as for the added reason that, as set forth in greater detail at paragraph 34(a) above, Medaphis' publicly reported profits were materially false and misleading as a result of improper revenue recognition practices relating specifically to improprieties at Imonics.


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         43.      On April 3, 1996, in connection with the BSG Merger, Medaphis filed with the SEC a Registration Statement on Form S-4 (The "BSG Registration Statement") and a Proxy Statement/Prospectus (the "BSG Prospectus"). The BSG Registration Statement was signed by defendants Brown, Bellas, Holbrooke, Pryor, Stowe, Downer, Cote and Douglass.

         44. The BSG Prospectus, which was included as part of the BSG Registration Statement filed with the SEC, incorporated by reference Medaphis' Annual Report on Form 10-K for the fiscal year ended December 31, 1995, including the audited financial statements incorporated by reference therein, (discussed at paragraphs 47-57 herein), and incorporated the false and misleading statements of the Company's year-end and fourth quarter 1995 results as reported in the February 6, 1996 press release referred to at paragraph 30 above. These documents represent that the financial results presented therein "include all adjustments . . . that are necessary for a fair presentation of the financial position and results of operations for such periods."

         45. In addition, the BSG Prospectus repeated defendants' misleading statements regarding the successful consolidation of Imonics, BSG and Rapid Systems, stating that the merger "will position Medaphis as the leading client/server systems integration and workflow engineering company in the United States." The BSG Prospectus also falsely stated that:

         Finally, management believes that BSG, Rapid Systems and Imonics complement each other and that the combination of these three organizations within Medaphis should produce synergies.... Imonics possesses extremely talented object oriented programming expertise, an existing library of object codes and proprietary pricing methodologies. Management of Medaphis believes that each of the foregoing attributes of BSG, Rapid Systems and Imonics are complimentary [sic] in nature and together position Medaphis to take advantage of systems integration and workflow engineering projects within and outside the healthcare industry.

         46. The BSG Prospectus also provided the following highly positive description of the Re-Engineering Project:

         In order to increase efficiency and position Medaphis to take advantage of the opportunities being created by ongoing changes in the healthcare industry, Medaphis has commenced a re-engineering project which will involve, among other things, the consolidation of the billing and accounts receivable processing function of its billing and accounts receivable management business, which is currently operated out of approximately 300 local business offices around the country, into approximately 10 remote processing centers. In addition to the consolidation of processing operations, the re-engineering project will involve the establishment of advanced client/server computing at the local sales and service offices and at remote processing centers. This computing infrastructure will be designed to significantly reduce paper handling and greatly increase the speed of record recovery while permitting communication over a wide-area network and across geographic markets and linking together all of Medaphis' operating divisions . . .

         47.      The BSG Prospectus continued:

         Medaphis believes the re-engineering project will provide its customers and employees with the full information processing and communications power of an advanced distributed computing system. The re-engineering project is designed to enable Medaphis to continue to grow and achieve economies of scale in several areas, including training, client service, patient and payer relations, transaction processing operations and electronic data interchange capabilities. The project is expected to be substantially completed during 1997. Although the re-engineering project will involve consolidation of the processing functions of its billing and accounts receivable management services, Medaphis intends to continue to maintain and place increased emphasis on the sales and customer service functions of this business on a local basis. (Emphasis added)

                  (a) The representations contained in the BSG Registration Statement and Prospectus, which incorporated Medaphis' operating results for the fourth quarter and full year 1995 by reference, as well as the May 7, 1996 press release, were materially false and misleading in the manner and for the reasons specified in paragraph 34(a) above.

                  (b) In addition, defendants' representations regarding the progress, positive results, and expected completion date of the Re-Engineering Project were materially false and misleading and lacked a reasonable basis when made, in that they misrepresented and/or failed to disclose that: (I) progress of the Re-Engineering Project was being impeded by, among other things, the serious management, operational, and other problems being experienced by Imonics, set forth above, and the Company's inability to successfully integrate and coordinate the acquisitions of BSG and Rapid Systems; (ii) the software designed to automate the billing process at MPSC was not appropriate for large volume processing, thus requiring further software development and causing a deferral of the office consolidation element of the Re-Engineering Project; and (iii) in light of these problems, the Re-Engineering Project was not likely to be completed until late 1997, if not 1998, contrary to defendants' representations.

                  (c) Further, defendants' statements regarding the synergies to be derived from the BSG and Rapid Systems mergers, and the ability of Medaphis and Imonics to successfully integrate and coordinate these acquisitions, were materially false and misleading in that they misrepresented and/or failed to disclose: (I) the adverse facts regarding Imonics, identified above at paragraph 34(b); and (ii) that the integration of Imonics' operations with BSG and Rapid Systems was not proceeding well in view of Imonics distressed condition, and could not be accomplished without a complete reorganization of Imonics.

                  (d) Moreover, defendants' representation that the Company would "continue to maintain and place increased emphasis on the sales and customer service functions" of the Company s MPSC division was false and misleading. As defendants knew or recklessly disregarded: the Company's focus on the Re-Engineering Project at MPSC was done at the expense of customer service and customer retention, which was leading to significant revenue declines and reductions in profitability for Medaphis.

                  (e) In addition, the increasing staff levels at Imonics, cited by analysts as a positive growth factor based on defendants' representations, were, in reality, excessive, as evidenced by the October 22, 1996 disclosure that the Company had terminated 430 employees, including the entire Imonics senior management team.

         4.       REPRESENTATIONS CONTAINED IN THE 1995 10-K AND
                  ANNUAL REPORT

         48. On or about April 1, 1996, Medaphis filed with the SEC its Form 10-K for the fiscal year ended December 31, 1995 (the "1995 10-K"). The 1995 10-K was signed by defendants Brown, Bellas, Holbrooke, Pryor, Stowe, Downer, Cote and Douglass.

         49. The 1995 10-K incorporated, at page 19, the same reported financial results for the fourth quarter and full year of 1995 as were announced on February 6, 1996 as set forth in paragraph 30 herein. The 1995 10-K also incorporated by reference the financial presentations set forth in the Company's 1995 Annual Report, which is discussed in greater detail in paragraphs 53- 59 hereof. The 1995 10-K further stated, in relevant part, that such financial presentations therein "include all adjustments that are necessary for a fair presentation of the financial position and results of operations for such periods."

         50. The 1995 10-K boasted of the "core competencies in the systems integration and work flow engineering fields," and went on to state that although MPSC was experiencing some "revenue and margins pressures", these pressures were being "offset" by growth in Medaphis' information management and systems integration services business (for which Imonics was responsible), and that the Re-Engineering Project was easing such pressures.

         51. The 1995 l0-K also contained a description of the Re-Engineering Project virtually identical to that set forth in the BSG Prospectus quoted at paragraphs 44-46 above.

         52. With respect to the Company's revenue recognition policy, the 1995 10-K stated:

         REVENUE RECOGNITION. . . .

         Revenue from software licenses is generally recognized upon shipment of the products and when no significant contractual obligations remain outstanding. When the Company receives payment prior to shipment or fulfillment of significant vendor obligations, such payments are recorded as deferred revenue and are recognized as revenue upon shipment or fulfillment of significant vendor obligations. The license agreements typically provide for partial payments subsequent to shipment; such terms result in an unbilled receivable at the date the revenue is recognized. Costs related to insignificant vendor obligations are accrued upon recognition of the license revenue. Software maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically one year.

         Revenues from systems integration contracts are recorded on the percentage of completion method of accounting. (Emphasis added).

         53. At or about the time that it filed the 1995 l0-K, the Company also issued its 1995 Annual Report. Like the 1995 10-K, the 1995 Annual Report incorporated the same reported financial results for the fourth quarter and full year of 1995 as were announced on February 6, 1996. The 1995 Annual Report represented that the financial statements set forth therein:

         present fairly, in all material respects, the financial position of Medaphis Corporation and subsidiaries at December 31, 1995 and 1994 and the results of their operations and cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

         54. In the 1995 Annual Report, the defendants again touted the benefits and "positive results" of the Re-Engineering Project, and set forth a description thereof virtually identical to that set forth in the BSG Prospectus (see paragraphs 44-46 herein), and in the 1995 10-K (see paragraphs 48-52 herein). The 1995 Annual Report also represented that:

         The positive results of this progressive effort are already in evidence. Today, Medaphis is a leading provider of information management systems and systems integration and work flow engineering systems and services to the healthcare industry and other industries.

         55. The 1995 Annual Report also emphasized the positive contributions that Imonics had made to the Company's business, stating that, because of Imonics, the Company had gained an "immense competitive advantage" and had "re-engineered its future." Defendants assured investors that Imonics would allow the Company to recognize efficiencies that "will dramatically change the way business done." The following excerpt appeared in the 1995 Annual
Report:

                  IMONICS:  A LEADER IN BUSINESS PROCESS RE-
                  ENGINEERING AND SYSTEMS INTEGRATION.

         With the 1994 acquisition of Imonics, Medaphis re-engineered its future. A leader in business process re-engineering and systems integration, Imonics will enable Medaphis to create internal efficiencies while being able to offer the same cost -effective solutions to others throughout the healthcare industry, and in other industries. For Medaphis, or for any other customer service or business operation that processes large volumes of paper, fax and phone calls, Imonics' software solutions provide an immense competitive advantage. The first signs of these increased efficiencies are already in evidence in our Pittsburgh office. And as they are applied to an even greater extent in the coming months, our belief is that they will dramatically change the way business is done throughout our transaction processing operations and, hopefully, our entire industry. (Emphasis added.)

         56. The Annual Report also stated that the progress of the Re-Engineering project "has been nothing short of remarkable," and that "[t]he impact on customer service is immeasurable."

         57. The 1995 Annual Report also praised the Company's 1995 acquisition of Atwork, which was described as "the leading provider of information systems that schedule the activities of patients and employees in healthcare." The 1995 Annual Report offered a highly upbeat assessment of
Atwork:

         Atwork solves complex scheduling problems in healthcare management, and they have historically enjoyed a high level of client satisfaction. Atwork markets four leading products to healthcare providers. The first, ANSOS, automates nurse staffing and scheduling, and, as the market leader, is the most widely used system of its kind. The second, ORSOS used for operating room scheduling and inventory management, is the market leader as well. The third product, One-Call, is used for enterprise-wide patient scheduling. And finally, One-Staff is used to schedule and manage all employees throughout the healthcare enterprise.

         58. The letter to stockholders, included in the 1995 Annual Report and signed by defendant Brown, stated, among other things, that:

         Medaphis has embarked on an aggressive technology initiative to increase its own internal efficiencies, as well as those of its clients.

         The positive results of this progressive effort are already in evidence. Today, Medaphis is a leading provider of information management systems and systems integration and work flow engineering systems and services to the healthcare industry and other industries.

                                       ***

         In the course of solving our own technology problems, we have discovered a major business opportunity -the lack of next generation distributed processing platforms and user-oriented applications to solve business and information processing needs of industry in general, particularly healthcare.

         59. The representations contained in the 1995 10-K and Annual Report and the documents incorporated therein by reference, incorporating Medaphis' operating results for the fourth quarter and full year of 1995, and Medaphis' revenue recognition policies, were materially false and misleading in the manner and for the reasons set forth in paragraph 34(a) above. The representations concerning the finances and operations of Imonics, the progress of the Re-Engineering Project at MPSC, and the ability of Medaphis and Imonics to successfully integrate and coordinate the acquisitions of BSG and Atwork were materially false and misleading for failing to disclose the adverse material facts concerning Imonics and Atwork specified at paragraphs 34(b) and 68 above. The false and misleading representations in the 1995 10-K were incorporated by reference into the July 12, 1995 Registration Statement on Form S-3 signed by Defendants Brown, Cote, Douglass, Bellas, McDowell, Holbrooke, Pryor and Papermaster.

         5. REPRESENTATIONS CONCERNING THE BERTELSMANN JOINT VENTURE AND MEDAPHIS' RESULTS FOR THE FIRST QUARTER OF 1996 ENDED MARCH 30, 1996

         60. In February 1996, Medaphis, through Imonics, entered into a Joint Venture with a subsidiary of Bertelsmann AG, a German corporation. According to the Company, the Joint Venture was formed to pursue custom software development and systems integration projects for customer service systems in Europe, primarily in Germany, over a multi-year period, with each partner holding a 50% interest in the Joint Venture. The Joint partnership agreement was signed on March 13, 1996, eighteen days before the close of the Company's fiscal 1996 first quarter.

         61. On or about March 31, 1996, the last day of the first quarter of fiscal 1996, the Joint Venture concluded an agreement with a German telecommunications entity to provide systems integration and work flow engineering systems and services (the "Systems Integration Contact"). Immediately upon entering into the Systems Integration Contract on March 31, 1996, the Company recognized $12.5 million of Joint venture net earnings, thereby dramatically improving reported revenues and net earnings for the first quarter of 1996.

         62. On April 23, 1996, Medaphis issued a press release to announce its first quarter results, which included the premature and decidedly optimistic report of $12.5 million in net earnings recognized in connection with the Systems Integration Contract into which the Company had rushed at the close of first quarter. The Company reported that revenues had increased by 24.l% over results for the first quarter of 1995, from $110.1 million to $136.6 million, and that reported net income had increased from a reported loss of over $8.2 million for the quarter ended March 31, 1995, to a reported profit of $13.2 million for the first quarter of 1996. Commenting on these reported results, defendant Brown noted that Medaphis was "pleased with the first quarter," adding:

         The "performance of our client/server IT services business was excellent and included formation of a joint-venture with a subsidiary of Bertelsmann A.G. in Germany. The joint venture signed a large contract with a telecommunications company during the quarter.

         63. The market recognized the Joint Venture and the new Systems Integration Contract as an important step for Medaphis, adding significantly to the Company's value to an investor. In an April 30, 1996 Smith Barney report, for example, which was prepared based on information provided by defendants, the Joint Venture was specifically cited as an example of one of the areas in which Medaphis had "displayed strong growth":

         Imonics announced a joint venture with Bertelsmann, AG to provide systems integration services overseas. Bertelsmann's BMG Music Club has been a client of Imonics for several years. In the same announcement, the JV disclosed a major, multi-year contract with a foreign telecommunications company. Although Imonics is performing most of the work on [Medaphis'] re-engineering, its headcount has grown to over 400 to also staff the growth in its outside business.

         64. On May 14, 1996, defendants caused Medaphis to file its first quarter Form 10-Q with the SEC (the "First Quarter 10-Q"), which was signed by defendants Cote and Douglass, in which it incorporated and provided additional details concerning first quarter 1996 financial results for the quarter previously announced on April 23, 1996 (see paragraph 62 herein).

         65. The First Quarter 10-Q represented that the financial information contained therein was "prepared in accordance with the Company's customary accounting policies and practices."

         66. In addition, the First Quarter 10-Q expressly incorporated the representations contained in the 1995 10-K, including the representation that "[r]evenues from systems integration contracts are recorded on the percentage of completion method of accounting," and also contained management's representation that the financial statements included therein reflect "all adjustments . . . necessary for a fair presentation of the results of operations of the interim period."

         67. At or about the time defendants Publicly announced Medaphis' first quarter 1996 operating results and filed the First Quarter l0-Q, several bullish reports were issued by securities analysts based on information provided by the Company:

         (a) "Over the next several quarters, we expect the re-engineering program in its core Medaphis Physician Services Corporation to begin to have an impact while the growth in its technology businesses continues [sic] to accelerate." (May 16, 1996 report by Donaldson, Lufkin & Jenrette Securities Corporation);

         (b) "Near-term, we have confidence in our quarterly estimates as well as our $1.05 - $1.10 estimate for the full year." (May 16, 1996 report by Donaldson, Lufkin & Jenrette Securities Corporation); and

         (c) "Based on our conversation with management yesterday, our comfort level on near-term earnings prospects have increased. While management did not endorse a specific estimate, it appears as though there have been some fundamental positive changes. While there remains consolidation challenges, we believe that these are the early signs that the large software development project is beginning to pay off. (June 4, 1996 report by Donaldson, Lufkin & Jenrette Securities Corporation).

         68. The representations contained in Medaphis' announcements concerning the Bertelsmann Joint Venture and the Company s financial results for the quarter ended March 31, 1996, as set forth in paragraphs 60-68 herein, were materially false and misleading in that the financial results set forth therein were falsified and had been achieved only through the use of improper accounting practices which violated GAAP.

         69. The reported net income for this period of $13.2 million was improperly and materially overstated by virtue of the recognition of $12.5 million in profits from the Systems Integration Contract immediately upon the execution of the contract in violation of relevant accounting principles, including GAAP. Defendants knew or recklessly disregarded, at the time the contract was entered into, that; (I) Imonics was experiencing serious problems, including over-staffing poor management, inadequate cost controls and poor operational performance (as detailed in paragraphs 34(b) and 47 hereof); and
(ii) that, as is also detailed at paragraphs 34(b) and 47 hereof, Imonics was unable to perform its obligations under the Systems Integration Contract and the Joint Venture. Under such circumstances, the recognition of $12.5 million in Joint Venture net earnings was improper. ARB 43 provides that "profit is deemed to be realized when a sale in the ordinary course of business is effected, unless the circumstances are such that the collection of the sale price is not reasonably assured." Additionally, the Company could not in good faith consider the Systems Integration Contract to result in "actual or expected cash flow ... that ha[s] accrued or will eventuate as a result of the entity's ongoing mayor Or central operations," if, at the time the contract was entered into, defendants were aware that there was no basis for the belief that Imonics could fulfill its obligations under the Contract as proscribed by paragraph 78 of FASB CON 6.

         70. Recognition of the revenues from the contract under such circumstances was improper under FASB CON 5, paragraph 83, which provides:

         Revenues are not recognized until earned. An entity's revenue earning activity involves delivering or producing goods, rendering services, or activities that constitute its major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.

Accordingly, in recognizing $12.5 million in Joint Venture net earnings in March of 1996, the Company violated these provisions of GAAP.

         71. Second, defendants improperly recognized $12.5 million in Joint Venture net earnings in the first quarter because if these revenues could have been properly recognized at all, they should have been recognized ratably over the period the services were performed under the Systems Integration Contract in accordance with the percentage-of-completion method of accounting. As noted above, FASB CON 5, paragraph 83, provides that "revenues are not earned," and therefore should not be recognized, until an "entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues." (Emphasis added).

         72. In addition, the First Quarter 10-Q, having incorporated by reference the 1995 10-K (and derivatively the 1995 Annual Report), was materially false and misleading for the same reasons, specified in paragraph 82 herein, as the 1995 10-K and Annual Report were false and misleading. The First Quarter 10-Q expressly incorporated the additional representation contained in the 1995 10-K that "[r]evenue from systems integration contracts are recorded on the percentage-of-completion method of accounting." (Emphasis added). Thus, in recognizing first quarter revenues from the Systems Integration Contract, defendants violated the Company s own disclosed revenue recognition policy, rendering this specific statement false.

         6.       ADDITIONAL PUBLIC STATEMENTS RELATING TO IMONICS AND
                  THE HDS MERGER

         73. In April 1996, Medaphis officials attended a Robinson-Humphrey Co. conference at which they touted the successes at Imonics, declaring that it was "going like gangbusters."

         74. Seeking to continue its practice of acquiring companies utilizing overvalued Medaphis stock, on or about May 24, 1996, Medaphis announced its intention to acquire Health Data Sciences Corporation ("HDS") in exchange for 6,125,000 Medaphis common shares and assumption or issuance by Medaphis of stock options representing an additional 556,000 shares. Based on May 24, 1996 closing price of Medaphis stock of $40.938, the HDS Merger was valued at approximately $273.5 million.

         75. HDS was a developer and supplier of health care information systems to institutions, payers, health care networks, and providers. HDS' main product offering was a line generally known as ULTICARE(R), an integrated information system which allows doctors and hospitals in large health care systems to enter, and access immediately thereafter, clinical information on patients. The ULTICARE system can also schedule medical procedures, such as surgery.

         76. According to an article published in the Atlanta Journal and Constitution on May 25, 1996, defendant Brown stated that, with the planned acquisition of HDS, "I think we now have the pieces we need... This is where we've been aiming with our business."

         77. A definitive Merger Agreement was executed by Medaphis and HDS on May 23, 1996 (the "HDS Merger"). Under the terms of the HDS Merger, stockholders of HDS were entitled to receive .7912 of a share of Medaphis common stock for each share of HDS common stock and HDS preferred stock. In connection therewith, the defendants were specifically motivated to keep the price of Medaphis stock artificially high in order to complete the acquisition of HDS. This was because the Merger Agreement expressly provided that HDS could unilaterally terminate the deal if the average closing price of Medaphis stock dropped below $37 per share for a period of time. Thus, defendants knew that it was imperative that the Company continue to tout its many "successes" while concealing the true facts about Medaphis' business.

         78. On May 31, 1996, in connection with the HDS Merger, Medaphis filed an Amendment No. 1 to its Form S-4 Registration Statement with the SEC (the "HDS Registration Statement"). The Registration Statement included a Proxy Statement/Prospectus, also dated May 31, 1996, which was issued in connection with a special meeting of HDS stockholders to be held on June 29, 1996 (the "HDS Prospectus"). The HDS Registration Statement was signed by defendants Brown, Bellas, Holbrooke, Pryor, McDowell, Papermaster, Cote and Douglass.

         79. The HDS Prospectus included, inter alia, a detailed description of the background of the HDS Merger, the reasons for the HDS Merger, and the terms of the Merger. The HDS Prospectus also included an upbeat description of Medaphis' Re-Engineering Project which was substantially similar to the statements contained in the BSG Prospectus, the 1995 10-K and the 1995 Annual Report. The defendants again represented in the HDS Prospectus that "[t]he [Re-Engineering] project is expected to be substantially completed during 1997."

         80. As they had in the BSG Prospectus, the defendants also continued to tout the benefits of the BSG and Rapid Systems mergers in the HDS Prospectus, stating that:

         Management believes that the acquisition of BSG, when combined with Rapid Systems and Medaphis' existing systems integration and workflow engineering operations, will position Medaphis as the leading client/server systems integration and workflow engineering companies in the United States.

         81. The HDS Registration Statement and Prospectus expressly incorporated by reference Medaphis' 1995 Annual Report, filed on April 1, 1996, and its First Quarter l0-Q, filed on May 15, 1996, relevant excerpts of which are set forth at length herein above. As such, the

HDS Registration Statement and Prospectus was materially false and misleading for the same reasons the 1995 Annual Report and First Quarter 10-K were misleading, as specified above.

         82. The additional representations in the HDS Prospectus, set forth in paragraphs 79- 80, concerning the finances and operations of Imonics, the progress of the Re-Engineering Project at MPSC, and the ability of Medaphis and Imonics to successfully integrate the Company's various acquisitions were materially false and misleading for failing to disclose the adverse material facts concerning Imonics specified at paragraphs 34(b) and 47 hereof.

         83. Had the full truth about Medaphis been disclosed at the time, the Company never would have been able to complete the HDS Merger. Based on recent trading prices of Medaphis stock (as low as $8.50 per share), the acquisition of HDS, which cost the Company just over 6 million shares, would have cost nearly five times that amount, or 28 million shares. Based recent trading prices, defendants' fraudulent conduct enabled the Company to purchase HDS -- a company valued at $230 - $260 million in the HDS Merger for stock now worth just $53 million, costing HDS shareholders hundreds of millions of dollars in losses. Consequently, Defendants have exposed the Company to at least $177 million securities fraud liability in connection with this transaction alone.

         7.       PUBLIC STATEMENTS RELATING TO SECOND QUARTER 1996 RESULTS

         84. On July 23, 1996, defendants issued a press release announcing Medaphis' financial results for the second quarter of 1996, ending on June 30, 1996. The Company reported that revenue for the three months ended June 30, 1996 was $175.2 million, up 24% from the $141.3 million in the year-earlier period, and that, excluding merger and other one-time costs, net income was $18.7 million, up 159%, with earnings per share of $0.25, up 150%. For the six months ended June 30, 1996, Medaphis reported a 23% increase in revenues over the six months ended June 30, 1995, from $274.4 million to $338.8 million, and an increase in net income and earnings per share, from a loss of $4.6 million or $.08 per share in 1995 to net income of $16.4 million or $.22 per share in 1996.

         85. Defendant Brown continued to assure the investment community that Medaphis' technology companies were "generat[ing] strong results," and he explained that much of these "strong results" were attributable to the recent acquisitions of HDS, Rapid Systems and BSG:

         We are pleased with the second quarter and underlying results of our technology and services businesses. The technology companies continue to generate strong results, especially our latest additions: Health Data Sciences Corporation ("HDS"), BEG Corporation and Rapid Systems Solutions, Inc. I am thrilled with the recent addition of HDS to our technology capabilities and am excited about the opportunities that it affords us to offer patient-centered information technology in the healthcare industry. Medaphis Physician Services Corporation continued to adversely affect results of the Services Division in the second quarter; however its operating results improved slightly over the first Quarter of 1996. We continue to assess and evaluate the technology and processes necessary to ensure our long-term success and remain cautiously optimistic that the re- engineering project and related management initiatives are positioning the Company for important improvements in operating results. (Emphasis added).

         86. The defendants' representations concerning the second quarter of 1996 had their intended effect on the investment community. On July 24, 1996, Bear Stearns issued a research report based on information provided by the Company which stated, in relevant part, that:

         Importantly, management is confident that the top line and cost pressures in the physician billing business (which we estimate to be 25% - 30% of total revenue) may have bottomed. These pressures are expected to continue to moderate over the third and fourth quarters of 1996 allowing for a stabilization of this business segment. During 1997, we expect to see the benefits of the re-engineering which we believe will pave the way for earnings acceleration."

         87. In a similar vein, a Cowen & Co. report dated July 23, 1996, based on information provided by the Company, stated:

         Technology Strategy A Winner - Virtually all of the revenue growth was derived from terrific performances in the technology companies (+82% at $70MM). Strongest performers include Consort Technologies (radiology information systems), Atwork (medical software), BEG, RSSI and Imonics (client/server systems integration)."

         88. Similarly, on July 24, 1996, Donaldson Lufkin & Jenrette issued a research report based on information provided by the Company which stated:

         EPS for the next two quarters should be $0.28 and $0.30, respectively. Management indicated comfort with street estimates for the third and fourth Quarter of this year. This is in sharp contrast to previous statements about the last few quarters when management consistently hedged about its near-term operating results.

         89. The representations contained in the July 23, 1996 press release, which incorporated and reflected Medaphis' operating results for the first quarter of 1996 (see paragraph 84 herein), were materially false and misleading for the reasons set forth in paragraph 68-69 herein. The representations concerning the finances and operations of Imonics, the progress of the Re-Engineering Project at MPSC, and the ability of Medaphis and Imonics to successfully integrate the Company's various acquisitions were materially false and misleading for failing to disclose the adverse material facts concerning Imonics specified at paragraphs 34(b) and 47 hereof. Moreover, defendants' forecasts of $0.28 and $0.30 per share for the third and fourth quarters of 1996, respectively, were contradicted by the adverse facts set forth above in 34(b) and 47 and were issued by defendants, through analysts' reports endorsed and adopted by the Company, without any reasonable basis.

                           THE TRUTH BEGINS TO EMERGE

         1.       THE AUGUST 14, 1996 DISCLOSURES

         90. On August 14, 1996, after the close of trading, Medaphis finally began to disclose the severe problems which it had been experiencing with Imonics, as well as the difficulties being encountered with MPSC, Atwork, the BSG Merger and the Re-Engineering Project during the Class Period. On that day, it issued a press release announcing that it expected to report a loss in the range of $0.28 to $0.33 per share in the third quarter of 1996, which would include substantial charges in the range of $35 to $40 million. It also announced that it expected earnings per share in the range of only $0.75 to $0.90 for fiscal 1997, compared with analysts' expectations of earnings per share of $0.27 for the third quarter and $1.42 for fiscal 1997. The press release stated:

         The Company's near-term earnings will be impacted by continued weakness in Medaphis Physician Services Corp.'s business and the reorganization of Imonics. Medaphis' near-term outlook also has been affected by slower than expected sales of some of the Company's enterprise-wide scheduling products. The third quarter earnings estimate includes charges in the range of $35 to $40 million relating primarily to the reorganization of Imonics and the re-engineering and consolidation program at MPSC.

         91. A substantial portion of the Company's difficulties, and the resulting third quarter charges, were reported to have arisen from the need to reorganize its Imonics subsidiary and the Company's problems with the Systems Integration Contract, so positively reported by Medaphis during the Relevant Period. Explaining the situation, Medaphis reported:

         Management has commenced the process of reorganizing the Imonics systems integration business. This reorganization resulted from a review by BSG of Imonics' overall operations and an assessment of recent difficulties encountered by Imonics with a large systems integration agreement entered into by its European joint venture.

The reorganization of Imonics will include efforts to more closely align Imonics' business practices with those of BSG. The BSG model is structured to manage client/server information technology projects with experienced project management. It is currently anticipated that Imonics' European joint venture will continue with its system integration project on terms and conditions mutually satisfactory to the parties, but that the agreement relating to the project will be restructured.

         92. Medaphis further disclosed that approximately $9 million of charges would be made in the third quarter to account for the restructuring of the Systems Integration Contract entered into by the Joint Venture with another $15 million in charges relating to the reorganization of Imonics.

         93. The Company revealed that, contrary to its July 23, 1996 representations, its MPSC unit was continuing to experience poor results, due in part to delays in the Re-Engineering Project. The Company disclosed that as a result of these problems, it would take a restructuring charge of approximately $11 million, and "up to $5 million of other costs." The Company stated:

         The Company expects to incur charges in the third quarter in the range of $35 to $40 million. These charges are expected to consist of approximately $9 million relating to the restructuring of a large systems integration agreement entered into by Imonics' European joint venture, approximately $15 million relating to reorganization of Imonics, approximately $11 million relating to additional restructuring costs associated with MPSC's re-engineering and consolidation program and up to $5 million of other costs.

         94.      Defendant Brown was quoted as stating:

         We are extremely disappointed with these developments. The problems that we have identified at MPSC and Imonics are being addressed by a new operating management team which possesses the process and technology expertise and experience we need to execute our plan.

         95. Moreover, in sharp contrast to defendants' previous statements that Medaphis would continue to grow through acquisitions -- the key to its success -- the Company announced that it had abandoned its acquisition strategy:
"We're focused on re-engineering MPSC's business for future growth, and not on expanding the business through acquisitions in the near term," defendant Douglass stated.

         96. As reported in Bloomberg News on August 15, 1996, Bertelsmann officials had called Medaphis in late July to, complain about the computer integration project which Imonics was working on with the Joint Venture. In particular, Bertelsmann offered two choices to Medaphis: quit or renegotiate the contract. According to Cowen & Co. analyst Charles Trafton, the news of problems with Imonics came as "a complete shocker" and "Imonics was not delivering."

         97. On the same day it announced its anticipated losses for the third quarter, Medaphis filed its Form 10-Q for the fiscal 1996 second quarter (the "Second Quarter 10-Q"). In it, the Company disclosed for the first time that the Joint Venture had begun discussions with its European Partner, Bertelsmann, and the related customer on July 25, 1996 regarding difficulties that had been encountered with certain aspects of the Systems Integration Contract. As a result of these difficulties, which were not disclosed until August 14, 1996, Medaphis reported that it had been forced to negotiate "the restructuring of the operating relationships and economics underlying the Contract," adding:

         Although a restructured arrangement among the parties is subject to the negotiation and execution of definitive agreements, the Company anticipates that the contract will be amended and a restructured arrangement will be executed that will position the Joint Venture to move forward with the project and to pursue other opportunities and projects on terms and conditions that are mutually beneficial to the parties. The Company anticipates recording a loss related to the restructured arrangement or approximately $9 million during the third quarter of 1996.

         98. With respect to the Imonics' restructuring, the Company disclosed in the Second Quarter 10-Q that, contrary to previous statements to the effect that the Company had the necessary infrastructure to create tremendous business opportunities, the Company would need to take a charge of $15 million to reorganize Imonics because of over-staffing, inadequate internal cost controls and poor operating performance. The Second Quarter 10-Q stated:

         Many changes have and will continue to occur at Imonics Corporation ("Imonics") including: headcount reductions, increased focus on project management, increased cost controls and implementation of the BSG business model. In addition to the expected $9 million loss related to the restructured arrangement noted above, the Company anticipates recording losses in the third quarter of 1996 related primarily to the reorganization of Imonics of approximately $15 million.

         99. The market reacted sharply and dramatically to Medaphis' August 14 announcement, with its share price plunging the following day, decreasing the value of the Company by $1.6 billion. The stock price closed at $14-1/4 per share, after dropping by $21-3/8, or approximately 60 percent. More than 42 million shares of Medaphis stock changed hands during the day, making it the most active U.S. issue on NASDAQ that day and representing the sixth-highest single trading day in NASDAQ history, excluding penny stocks.

         2.       THE OCTOBER 22, 1996 DISCLOSURES

         100. Despite the startling disclosures of August 14, 1996, and the resulting drop in the price of Medaphis stock, defendants had not yet disclosed the full extent of the Company' s problems known to, or recklessly disregarded by, defendants at the time. Instead, defendants continued to mislead investors about the current and future business prospects of Medaphis and represented that all of the Company's problems had been identified and adequately reserved against.

         101. For example, after a meeting with Medaphis senior management on August 21, 1996, an analyst with Bear, Stearns Co. ("Bear Stearns") reported that:

         [a]fter uncovering the problems at Imonics and MPSC, management undertook a rigorous examination of all business units in order to assess [the] possibility [of additional charges and a further reduction in earnings expectations] and concluded that all of the potential problems have been reserved against. (Emphasis added).

         102. Based largely on this positive meeting with Medaphis management, Bear Stearns forecast third quarter earnings per share of $0.02 excluding charges of $35 - $40 million, and continued to give Medaphis stock an "Attractive" rating. Other analysts issued similar cautiously optimistic reports following the August 21, 1996 meeting, and, based on guidance from Medaphis management, projected earnings per share of approximately $0.02 for the third quarter, excluding charges, or a loss of about $0.27 per share including charges.

         103. On October 22, 1996, Medaphis shocked the market for the second time in as many months, issuing a press release announcing third quarter results that were far worse than analysts' diminished expectations and the Company's previous projections. The Company also reduced its earnings projections for 1997 even further, announced even larger charges associated with the reorganization of Imonics, and revealed that due to improper revenue recognition practices in the Imonics division, the Company would have to restate its financial results for the fourth Quarter and year ended December 31, 1995.

         104. In contrast to its August 16, 1996 forecast of losses in the range of $.28 - $.33 per share, including charges; Medaphis reported a loss of $.5l per share, or $36.4 million for the 1996 third quarter. These results compared to a net loss per share of $0.05 in the year-ago quarter. The Company reported that revenue fell 10% in the third quarter, to $126.7 million, from $140.8 million the prior year.

         105. The Company disclosed that rather than taking charges of between $35 - $40 million, Medaphis reported total charges of approximately $50 million in the third quarter, relating primarily to the reorganization of Imonics the write-off of revenues from the Systems Integration Contract. The October 22, 1996 press release stated:

         The results for the three months ended September 30, 1996 include a charge against revenue of $16.8 million relating primarily to the reorganization of Imonics, including the renegotiation of a large systems integration contract entered into by Imonics' European joint venture in March 1996. In addition, approximately $8.5 million was included in salaries and wages relating to employees and contractors, who are no longer providing services to the Company, costs to complete certain Imonics contracts and certain other nonrecurring items. In addition, a $24.3 million restructuring charge was recorded during the quarter relating to the reorganization of Imonics. The charge consists of approximately $10.7 million relating to the write down of Imonics' assets, $3.7 million of severance costs primarily for former Imonics employees, $3.2 million in exit costs for lease terminations and $6.7 million of legal and other costs.

         106. While Medaphis had stated in August that it expected 1997 earnings per share to fall between $0.75 and $0.90, defendant Brown lowered that range to just $0.60 to $0.75 in connection with the October 22, 1996 press release. At the same time, however, defendant Brown hinted that 1997 earnings were likely to come in even lower still, stating: "I believe there are risks inherent in the business which could cause us to fall short of that goal."

         107. In yet another stunning disclosure, the Company announced in the press release that it would restate 1995 results to reflect an actual loss for the year ended December 31, 1995 $8.5 million, compared with a previously reported loss of $3.4 million. For the 1995 fourth quarter, the Company said it expected to post a loss of $1.1 million, compared with a previously reported profit of $4 million.

         108. Medaphis stated that the 1995 restatements were the result of improper revenue recognition practices in the Company's Imonics division, including the improper recognition of $5.1 million in earnings in the fourth quarter of 1995. According to the Company, the Imonics unit had booked revenue on a license agreement it had executed in December 1995 despite the existence of "unauthorized correspondence" which improperly "created a contingency" under the license agreement. The revenue recognized on this contract, "together with previously deemed immaterial amounts," reduced net income for the quarter and year ended December 31, 1995 by $5.1 million. As disclosed in the press release:

         The Company also announced that it intends to restate its financial results for the year and three months ended December 31, 1995. This restatement relates primarily to a license agreement entered into by Imonics in December 1995 and unauthorized correspondence discovered in connection with the Imonics reorganization which created a contingency upon license fees payable under the agreement. The license fee revenue payable under the agreement and recognized by the Company during the fourth quarter of 1995, together with previously deemed immaterial amounts, are expected to result in an aggregate reduction to net income for the quarter and year ended December 31, 1995 of $5.1 million. After appropriate adjustments for such items, it is currently anticipated that the Company's restated results for year ended December 31, 1995 will be a net loss of $8.5 million as compared with previously reported net loss of $3.4 million. In addition, it is anticipated that restated results for the quarter ended December 31, 1995 will reflect a net loss of $1.1 million, as compared with previously reported net income of $4.0 million.

         109. Continuing the stream of devastating disclosures that day, Medaphis reported in the press release that during the third quarter it had laid off 430 employees, including the entire senior management team at Imonics. This was in stark contrast to defendants' prior statements portraying the growth in the number of Imonics employees as a positive factor. The Company also announced attempting to renegotiate its credit line from $250 million to $300 million.

         110. In a lengthy statement accompanying the October 22, 1996 press release, defendant Brown admitted that BSG had been "preoccupied with the restructuring of Imonics, that the Company's strategic acquisition program had "ended," and that "[w]e have no ongoing plans to make acquisitions at this time."

         111. The adverse disclosures of October 22, 1996 drove the Company's stock down $6.375 or 38%, to close at just $10.375 per share, a 52-week low for the stock. The drop in the market capitalization of the Company was approximately $450 million. The trading volume of Medaphis stock on October 22, 1996 was more than 13 million shares, making it the most actively traded stock in the United States that day. During the Relevant Period, Medaphis shares, artificially inflated by defendants' wrongful conduct, had closed as high as $52 1/2 per share (on March conduct, had closed as high as $52 1/2 per share (on March 20, 1996).

         112. On October 31, 1996, Medaphis announced that it had named David E. McDowell the Company's new Chairman and Chief Executive, replacing defendant Brown. According to the Company, defendant Brown had resigned for "personal" reasons. However, Brown had not resigned his board of directors position when Plaintiff's initial complaint herein was filed November 1, 1996.

                    DEFENDANTS' CONDUCT HAS DAMAGED MEDAPHIS

         113. Each of the defendants, by reason of their management positions, membership on Medaphis' Board of Directors or membership on the Audit Committee, were, during the time they held such positions, "controlling persons" of Medaphis within the meaning of ss. 20 of the Securities and Exchange Act of 1934. Said defendants had the power and influence, and exercised the same, to cause Medaphis to engage in the illegal practices complained of herein.

         114. Said defendants participated in the decisions to release the false and misleading press releases and SEC filings complained of herein, and/or were aware of, or recklessly disregarded, the misstatements contained therein and omissions therefrom and were aware of their materially misleading nature. Because of their Board Membership, Audit Committee membership and/or executive and managerial positions with Medaphis, each of the defendants had access to the adverse non-public information about Medaphis' financial performance and condition, as particularized herein. Each of the defendants knew that those adverse facts rendered misleading the positive statements made by and about Medaphis in the press releases and SEC filings.

         115. Said defendants, because of their positions of control and authority as officers and/or directors of the Company and/or as members of the Audit Committee, were able to and did control the contents of the SEC filings and press releases pertaining to the Company. Each of said defendants was provided with copies of Medaphis' public statements and SEC filings alleged herein to be misleading prior to or shortly after their issuance and had the ability and opportunity to prevent their issuance or cause them to be promptly corrected.

         116. Each of the defendants engaged in a course of conduct which was designed to and did (I) deceive the investing public regarding Medaphis' financial reporting and business prospects; (ii) artificially inflate the market price of Medaphis' securities; (iii) enable Medaphis to make acquisitions paid for with Medaphis stock based on the inflated value of that stock; (iv) cause members of the public to purchase or otherwise acquire Medaphis securities at inflated prices, including, without limitation, shareholders of HDS, BSG and other companies acquired for Medaphis stock; and (v) make the stock and options of some of the defendants more valuable. Defendants undertook this scheme to prolong the appearance of good fortune at Medaphis in a desperate gamble to gain the resources and expertise necessary to attempt to meet Medaphis' contractual commitments, and to avoid the otherwise inevitable consequences including eliminating, divesting or reorganizing Medaphis and certain of its subsidiaries in which defendants held managerial positions and which certain defendants had founded. In furtherance of this course of conduct, defendants took the actions as set forth herein.

         117. Defendants engaged in a conspiracy and common course of conduct, commencing at least by February 29, 1996, the purpose and effect of which was, inter alia, to cause Medaphis to deceptively present the Company's financial reporting, financial performance and business prospects. Defendants did this so that they could inflate the price of the Company's stock in order to: (I) protect and enhance their executive positions and the substantial compensation and prestige they obtained thereby; (ii) enhance the value of their Medaphis stock holdings and their options to buy Medaphis stock; and (iii) conceal their previous fraudulent conduct.

         118. As set forth above, Defendants accomplished their conspiracy and common course of conduct through the issuance of the interrelated and interdependent deceptive and misleading press releases to the public, as well as by filing the false and misleading SEC filings, all of which misrepresented Medaphis' financial condition, financial performance and business prospects, thereby creating a deceptive and misleading impression of continued growth and future profitability.

         119. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking the actions to substantially assist the commission of the fraud complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that fraud, and was aware of his overall contribution to and furtherance of the fraud.

         120. Defendants either knew or recklessly disregarded the fact that the illegal acts and practices and misleading statements and omissions described herein would adversely affect the integrity of the market for Medaphis securities and would artificially inflate the prices of those securities. Defendants, by acting as herein described, knowingly and/or recklessly exposed Medaphis to liability under the federal securities laws for violations thereof.

         121. As a result of the dissemination of the false and misleading statements described herein, the market price of Medaphis stock was artificially inflated. That has resulted in the

Company being subjected to at least 18 class action lawsuits brought on behalf of purchasers of Medaphis securities during the time the Company was disseminating the above quoted false information ("the Class Actions").

         122. Medaphis has been damaged by its exposure to multi-million dollar damages claims by the members of the classes in the Class Actions, as well as to the substantial legal expenses to be incurred in connection with the Class Actions. In addition, the Company's reputation in the securities markets has been severely damaged, thereby hampering the Company's ability to secure future business partners and financing.

         123. In particular, Medaphis announced on October 22, 1996, that it was curtailing a program of expansion which had enabled the Company to acquire 46 targets in eight years.

         124. Medaphis' reputation, and specifically its ability to retain its significant joint venture partners on favorable terms was damaged: On August 14, 1996, Medaphis announced that it would be forced to renegotiate its major Joint Venture agreement in Europe.

                          DERIVATIVE ACTION ALLEGATIONS

         125. Plaintiff brings this action, pursuant to Rule 23.1, Federal Rules of Civil Procedure, on behalf of Medaphis to enforce claims of Medaphis against defendants which may properly be asserted by Medaphis and which Medaphis has failed to enforce.

         126. The wrongs complained of herein began following plaintiff's purchase of stock of Medaphis in June, 1995, and were not consummated until October 22, 1996. Hence, plaintiff has standing to bring this derivative action on behalf of Medaphis to recover damages for all of the conduct described in this complaint.

                         DEMAND IS EXCUSED FOR FUTILITY

         127. Demand on Medaphis to bring this action has not been made and is not necessary because such demand would be futile. Medaphis is controlled by its Board of Directors, and, as described herein, each of the Directors, were involved in and approved the transactions and misstatements complained of herein, knew or should have known that Medaphis did not have an adequate system of internal controls in place to account for "accounts receivable, unbilled", and/or were responsible for the unlawful and improper conduct of Medaphis which has damaged the company, and hence are named as defendants herein. The Director Defendants were not in a position to exercise independent business judgment with respect to the claims alleged herein due to their individual and collective approval of, participation in and responsibility for this unlawful and wrongful conduct. Hence, the Director Defendants were not disinterested and could not have exercised independent business judgment on the issue of whether Medaphis should prosecute this action. Under the factual circumstances described herein, the directors of Medaphis were more interested in protecting themselves than they were in protecting one company by prosecuting this action. Therefore demand on Medaphis and its Board of Directors was futile and is excused. In particular:

                  (a) Demand on defendants Brown, Pryor, and Papermaster would have been futile, and is therefore excused, because they were actively involved in the day-to-day management of Medaphis and its major subsidiaries, including BSG which directly managed Imonics, and were directly responsible for the acts and omissions, including the false statements and omissions, complained of herein. Brown in particular made many of the false statements alleged herein;

                  (b) Demand on defendants Holbrooke, Bellas and McDowell would have been futile, and is therefore excused, because Holbrooke, Bellas and McDowell served on the Audit Committee of the Board of Directors, and were charged with "meeting with the Company's auditors at least annually to review the Company's financial statements and internal accounting controls. The Audit Committee is also responsible for submitting recommendations to the Board regarding the Company's internal accounting controls. Medaphis 1996 Proxy Statement at 3.

                           (i)      Medaphis is required to have an Audit
Committee by the NASDAQ National Market System listing of Medaphis' securities. National Association of Securities Dealers, Inc. Bylaws, Schedule D, Part III,
P. 6, ss. (d) provides that "[e]ach Nasdaq National Market issuer shall establish and maintain an Audit Committee, a majority of the members of which shall be independent directors."

                           (ii)     Among other things, as members of the Audit
Committee, McDowell, Holbrooke and Bellas had the duty to:

- Recommend the firm to be employed as the corporation's external auditor and review the proposed discharge of such firm.

- Review the external auditor's compensation, the proposed terms of its engagement and its independence.

- Review the appointment and replacement of the senior internal auditing executive.

- Serve as the channel of communication between the external auditor and the board and between the senior internal auditing executive and the board.

- Review the results of each external audit of the corporation, the report of the audit, any related management letter, management's responses to recommendations made by the external audit in connection with the audit and reports of the internal auditing department, that are material to the corporation as a whole and management's responses to those reports.

- Review the corporation's annual financial statements; any certification, report, opinion or review rendered by the external auditor in connection with those financial statements; and any significant disputes between management and the external auditor that arose in connection with the preparation of those financial statements.

- Consider, in consultation with the external auditor and the senior internal auditing executive, the adequacy of the corporation's internal controls.

- Consider major changes and other major questions of choice respecting the appropriate auditing and accounting principles and practices to be used in preparation of the corporation's financial statements when presented by the external auditor, principal senior executive or otherwise.

                           (iii)    The Audit Committee should properly have
been the keystone of Medaphis' corporate finance governance. Instead, Holbrooke, Bellas and McDowell perpetrated a sham, and utterly failed to ensure that Medaphis' Audit Committee was an informed, vigilant and effective overseer of the Company's financial reporting process and its internal control system.

                           (iv)     Despite claiming to have met four times
during the 1996 fiscal year, Holbrooke, Bellas and McDowell through utter and complete abdication of their duties to Medaphis, failed to implement and maintain an adequate system of internal controls to account for receivables. Holbrooke, Bellas and McDowell either knew or should have known that Medaphis lacked an adequate system of internal controls. Their service on the Audit Committee was a sham, in that they took no action whatsoever to assure that such a system of internal controls was in place. The absence of such controls directly contributed to the false financial statements and violations of GAAP alleged herein, and was the proximate cause of Medaphis' disastrous restatement and consequent exposure to massive liability for violation of the federal securities laws;

                  (c) Medaphis was controlled by its Board of Directors, and, as described herein, all the members of the Board of Directors of Medaphis were involved in and approved the false or misleading SEC filings complained of herein. Furthermore, Defendant Brown is responsible in damages for the unlawful and improper conduct of Medaphis which has damaged the Company. None of the Director Defendants serving on November 1, 1996, was in position to exercise independent business judgment with respect to the claims alleged herein due to their individual and collective approval of, participation in and responsibility for Medaphis' unlawful and wrongful conduct, which has damaged and will continue to damage Medaphis severely. Hence, the Director Defendants serving on November 1, 1996, were and are not disinterested and could not have exercised independent business judgment on the issue of whether Medaphis should prosecute this action. Under the factual circumstances described herein, the Director Defendants serving on November 1, 1996, were more interested in protecting themselves than they were in protecting the Company by prosecuting this action. Therefore, demand on Medaphis and its Board of Directors would have been futile and is excused;

                  (d) Further, demand would have been futile and, in turn, legally excused, because the Director Defendants serving on November 1, 1996, had and have irreconcilable conflicts of interest because of their responsibility for and control of the related class action securities litigation arising out of their acts of wrongdoing alleged herein, which are themselves also a basis for liability herein. Although the class action complaint herein, which alleges that Medaphis and other defendants violated federal securities laws, only explicitly names Defendant Brown, the statute of limitations has not, and will not run until August for the remaining directors not yet named in the class action. These directors signed the false or misleading SEC filings herein complained of and each is exposed to liability for violation of the securities laws. Such a conflict renders each of the Medaphis directors incapable of disinterestedly deciding to prosecute this action. Each of said directors signed the SEC false or misleading SEC filings listed after their name:

                  Brown: February 29, 1996 Registration Statement on Form S-4 (registration of stock to acquire Rapid Systems); April 3, 1996, Registration Statement on Form S-4 (the BSG Prospectus); April 1, 1996, Annual Report on Form l0-K For The Year Ended December 31, 1995; July 12, 1995 Registration Statement on Form S-3;

                  Bellas: February 29, 1996 Registration Statement on Form S-4 (registration of stock to acquire Rapid Systems); April 3, 1996, Registration Statement on Form S-4 (the BSG Prospectus); April 1, 1996, Annual Report on Form 10-K For The Year Ended December 31, 1995; July 12, 1995 Registration Statement on Form S-3;

                  Holbrooke: February 29, 1996 Registration Statement on Form S-4 (registration of stock to acquire Rapid Systems); April 3, 1996, Registration Statement on Form S-4 (the BSG Prospectus); April 1, 1996, Annual Report on Form 10-K For The Year Ended December 31, 1995; July 12, 1995 Registration Statement on Form S-3;

                  Pryor: February 29, 1996 Registration Statement on Form S-4 (registration of stock to acquire Rapid Systems); April 3, 1996, Registration Statement on Form S-4 (the BSG Prospectus); April 1, 1996, Annual Report on Form l0-K For The Year Ended December 31, 1995; July 12, 1995 Registration Statement on Form S-3;

                  McDowell:  July 12, 1995 Registration Statement on Form S-3;
                  Papermaster: July 12, 1995 Registration Statement on Form S-3; Douglas: None.

                  (e) Medaphis has agreed to indemnify its directors and officers against liability for acts and omissions occurring in the performance of their duties as directors and maintains insurance policies to cover the costs of such indemnification. Under the terms of those insurance policies, however, claims against directors which are brought by the Company or other directors are excluded from coverage. Therefore, Medaphis' Board of Directors, or any committee thereof, was effectively disabled from complying with any demand that would cause the Company to bring suit against the Defendants because to do so would result in the loss of insurance coverage;

                  (f) In order to bring this action for bad faith breaches of fiduciary duty, the members of Medaphis' Board of Directors would have had to sue themselves and/or their fellow directors and allies in the top ranks of the corporation. They, therefore, would not initiate litigation nor be able to prosecute any such action.

         128. Each and every member of the Board of Directors was incapable of exercising independent business judgment in connection with a shareholder demand in this case. Brown was still on the board November 1, 1996, when this action was first filed. He is an insider and primary actor in the underlying securities fraud, having made many of the untrue statements to the press.

He signed all of the periodic reports and registration statements complained of herein. Bellas, Holbrooke and McDowell, in addition to deliberately making a sham of the Audit Committee also signed some or all of the registration statements complained of herein and are primarily liable under the federal securities laws. Papermaster and Pryor, in addition to signing some or all of the registration statements herein, also were insiders in direct control of major Medaphis subsidiaries, with intimate working knowledge of the day to day affairs of Medaphis. Papermaster, in particular, was charged with supervising and ameliorating Imonics. Medaphis acquired BSG, of which Papermaster was CEO, to integrate the operations of Imonics and Rapid Systems. BSG allegedly possessed large processing volume software expertise which Imonics in fact lacked, and which it needed to meet its commitments under the Bertelsmann contracts, and on the MPSC Re- Engineering Project. In essence, Papermaster was hired to straighten out the mess at Imonics. He knew from his first day on the job that Imonics lacked the capacity to perform under the Bertelsmann contract and on the MPSC Re-Engineering Project. Finally, Douglas, the 'mystery director', was never elected by the shareholders, who came and went before any shareholder ever had the opportunity to vote for him, constituted the unauthorized seventh member of the board in violation of the Company's By-Laws. Douglas failed to execute the Company's registration statements, despite being required to do so by SEC regulations. Each member of this group lacked the independence required to evaluate a shareholder demand, for all the reasons set forth above.

         129. No demand has been made on the shareholders of Medaphis to cause Medaphis to bring this action against defendants on behalf of the Company because such an effort would be futile. The shareholders of Medaphis do not have the power to collectively act on behalf of the company. All any shareholder or group of shareholders can do is, as plaintiff does here, bring a derivative action, on behalf of Medaphis, pursuant to Rule
23.1 of the Federal Rules of Civil Procedure.

         130. Plaintiff will fairly and adequately protect the interests of Medaphis and its shareholders in enforcing the rights of Medaphis against the Defendants. Plaintiff's attorneys are experienced in this type of litigation and will prosecute this action diligently on behalf of Medaphis to enforce the rights of the company against the Defendants. Plaintiff has no interest adverse to Medaphis.

                                     COUNT I

            BAD FAITH BREACH OF FIDUCIARY DUTY AGAINST ALL DEFENDANTS

         131. Plaintiff incorporates by reference the allegations set forth in paragraphs 1 through 130 above.

         132. Each of the Defendants, as directors and/or officers of Medaphis, owed fiduciary duties to the company.

         133. By engaging in conduct described above, and by their actions or omissions causing or permitting Medaphis to engage in unlawful conduct described above, each of Defendants deliberately and in bad faith breached his fiduciary duties to the company. Defendants' violation of their fiduciary duties to Medaphis was willful and knowing and made in bad faith.

         134. Medaphis has been damaged by Defendants' breach of their fiduciary duties.

                                    COUNT II

                                VIOLATION OF LAW

         135. Plaintiff incorporates by reference the allegations set forth in Paragraphs 1 through 130 above.

         136. Defendants deliberately violated the federal securities laws and have damaged Medaphis thereby.

         137. Each of the defendants owes a fiduciary duty of care to Medaphis.

         138. Each of the defendants has breached his fiduciary duty of care to Medaphis by violating the federal securities laws, as set forth above.

                                    COUNT III

                     GROSS NEGLIGENCE AGAINST ALL DEFENDANTS

         139. Plaintiff incorporates by reference the allegations set forth in Paragraphs 1 through 130 above.

         140. Each of the Defendants, as directors and/or officers of Medaphis, owed to Medaphis a duty to act with reasonable care.

         141. Each of the Defendants, by their conduct and omissions described herein, breached his duty to act with reasonable care.

         142. The breach by Defendants of their duty to act with reasonable care was grossly negligent and reckless.

         143. Medaphis has been damaged by the gross negligence and reckless disregard by defendants of their duties.

                                    COUNT IV

                  BREACH OF CONTRACT AGAINST THE ALL DEFENDANTS

         144. Plaintiff repeats, realleges and incorporates the allegations set forth in Paragraphs 1 to 130 above.

         145. In consideration of the substantial compensation and professional enhancement and prestige which each of the Defendants received, as directors and/or officers of Medaphis, each of those defendants contracted with Medaphis to act in the best interests of Medaphis and to cause Medaphis to operate lawfully and properly. Specifically, Brown, Pryor, McDowell, Papermaster, Douglas, Cote and Douglass all had written employment contracts with Medaphis, which they breached by their actions, as set forth herein. Each of the Director Defendants also had an express agreement to serve as a director of the corporation in exchange for compensation, which each Director Defendant breached by their actions herein.

         146. By their actions and omissions set forth herein, those defendants breached their contractual obligations and commitments to Medaphis by not acting in the best interests of Medaphis and by causing or permitting Medaphis to act in unlawful and improper ways.

         147. Medaphis has been damaged by Defendants' breaches of their contracts with Medaphis.

                               PRAYERS FOR RELIEF

         WHEREFORE, Plaintiff, on behalf of Medaphis, demands judgment against defendants, and each of them jointly and severally, as follows:

         A. Determining that this suit is a proper derivative action and certifying plaintiff as appropriate representative of Medaphis for said action pursuant to Rule 23.1 of the Federal Rules of Civil Procedure;

         B. Declaring that each of the defendants breached his fiduciary duty to Medaphis in bad faith, and breached his contract with Medaphis as alleged herein;

         C. Declaring that each of the Director Defendants breached his duty of care to Medaphis and that this conduct constituted gross negligence;

         D. Determining and awarding Medaphis the damages sustained by it as a result of the violations set forth in each count of this complaint from each of the defendants named in each count, jointly and severally, with interest thereon;

         F. Awarding plaintiff the costs and disbursements of this action, including reasonable fees and costs to plaintiff's attorneys, accountants, and experts;

         G. Granting such other further relief as the Court may deem just and proper.

JURY DEMAND

         Plaintiff demands a trial by jury.

         (Signatures appear on the following page.)

Dated:  February ll, 1997                Respectfully submitted,

                                         /s/
                                         -----------------------------------
                                         ROBERT C. SCHUBERT, ESQ.

                                         /s/
                                         -----------------------------------
                                         JUDEN JUSTICE REED, ESQ.

SCHUBERT & REED LLP
Two Embarcadero Center,
Suite 1050
San Francisco, CA 94111
Telephone:  415-788-4220
Telecopier:  415-788-0161

                                         /s/
                                         -----------------------------------
                                         ALFRED G. YATES, JR., ESQ.

ALFRED G. YATES, JR. &
ASSOCIATES

519 Allegheny Building
429 Forbes Avenue
Pittsburgh, Pennsylvania 15219
Telephone:  412-391-5164
Telecopier:  412-471-1033

                                         BIRD, BALLARD & STILL

                                         /s/
                                         -----------------------------------
                                         WILLIAM Q. BIRD, ESQ.

14 Seventeenth Street,
Suite 5
Atlanta, GA 30309
Telephone:  404-873-4696
Telecopier:  404-872-3745

                                         ATTORNEYS FOR DERIVATIVE PLAINTIFF

                                  VERIFICATION

         I, Thomas W. Brown, hereby declare:

         1. I am the administrator for the Thomas W. Brown Profit Sharing Plan, plaintiff in the captioned matter.

         2. I have read the foregoing First Amended Verified Derivative Complaint and know its contents. I am informed and believe and on that ground allege that the matters stated therein are true and correct

         Executed this ____ day of February, 1997 in Pittsburgh, Pennsylvania. I declare under penalty of perjury that the foregoing is true and correct.

                                         /s/
                                         -----------------------------------
                                         Thomas W. Brown

                          UNITED STATES DISTRICT COURT

                          NORTHERN DISTRICT OF GEORGIA

                                ATLANTA DIVISION

------------------------------------------
                                          )
THOMAS W. BROWN, ADMINISTRATOR,           )        NO. 1 96-CV 2904
THOMAS W. BROWN PROFIT SHARING            )
PLAN, Derivatively on Behalf of           )
MEDAPHIS CORPORATION,                     )
                                          )
                           Plaintiff,     )
vs.                                       )
RANDOLPH G. BROWN, ROBERT C. BELLAS,      )
JR., DAVID R. HOLBROOKE, RICHARD H.       )
STOWE, JOHN A. DOWNER, DAVID E.           )
McDOWELL, DENNIS A. PRYOR, STEVEN G.      )
PAPERMASTER, MICHAEL L. DOUGLAS,          )
MICHAEL R. COTE and JAMES S.              )
DOUGLASS,                                 )
                                          )
               Defendants,                )
and                                       )
                                          )
MEDAPHIS CORPORATION,                     )
                                          )
               Nominal Defendant.         )
------------------------------------------)


                             CERTIFICATE OF SERVICE

         THIS IS TO CERTIFY that I have this day served a copy of the within and foregoing First Amended Verified Derivative Complaint upon all parties in this action by depositing same in the United States mail, in a properly addressed envelope with adequate postage thereon, to the following:

                                    M. Robert Thornton, Esq.
                                    Robert A. Ambler, Jr., Esq.
                                    Leisa L. Bernardin, Esq.
                                    King & Spalding
                                    191 Peachtree Street
                                    Atlanta, GA 30303-1763

                                    Henry P. Wasserstein, Esq.
                                    Skadden, Arps, Slate, Meagher & Floam
                                    919 Third Avenue
                                    New York, NY 10022

                                    J. Marbury Rainer, Esq.
                                    Parker, Hudson, Rainer & Dobbs
                                    1500 Marquis Two Tower
                                    285 Peachtree Center Ave.
                                    Atlanta, GA 30303

                                    Jack J. Dalton, Esq.
                                    John M. Bowler, Esq.
                                    Troutman Sanders
                                    NationsBank Plaza, Suite 5200
                                    600 Peachtree Street, NE
                                    Atlanta, GA 30308-2216

              This _______ day of February, 1997.

                                         /s/
                                         -------------------------------------
                                         William Q. Bird
                                         Georgia State Bar No. 057900

BIRD, BALLARD & STILL
14 Seventeenth Street, Suite 5
Post Office Box 7009
Atlanta, Georgia 30357
404/873-4696


                                       -2-